September 5, 2025

Cary Marshall
Chief Financial Officer
Alliance Resource Partners LP
1717 South Boulder Avenue
Suite 400
Tulsa, OK 74119

       Re: Alliance Resource Partners LP
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 27, 2025
           File No. 000-26823
Dear Cary Marshall:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Properties
Oil & Gas Reserves
Summary of Oil & Gas Reserves, page 74

1. Please expand the disclosure of the changes in the net quantities of your proved undeveloped reserves to include an explanation of the material changes for each line item shown in your reconciliation to comply with Item 1203(b) of Regulation S-K.

       Your discussion should clearly identify the source of each change, e.g. revisions, improved recovery, extensions and discoveries, transfers to proved developed, sales and acquisitions, and include an explanation relating to each of the items you identify.
       If two or more unrelated factors are combined to arrive at the overall change for an item, you should separately identify and quantify each factor so the change in net reserve quantities between periods is fully explained.
 September 5, 2025
Page 2

      The disclosure of revisions in previous estimates of your proved undeveloped reserves should identify the changes associated with individual factors, such as changes caused by commodity prices, costs, royalty adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan.

      Please similarly revise your discussion of changes in the net quantities of total proved
      reserves due to revisions under the section    Oil & Gas Reserves    on
page 148, to
      comply with FASB ASC 932-235-50-5.

2. Given the criteria within the definition of undeveloped oil and gas reserves in Rule 4-
      10(a)(31)(ii) of Regulation S-X, it would be helpful to clarify within your disclosure the extent to which proved undeveloped reserves as of December 31, 2024 are scheduled to be converted to developed reserves within five years of the initial disclosure of such reserves.

      If material amounts of your proved undeveloped reserves will not be converted to proved developed status within five years of initial disclosure as proved reserves, please also expand your disclosure to explain the reasons for the delay.

      You may refer to Item 1203(d) of Regulation S-K and Question 131.03 in the
      Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules if you require further clarification or guidance.

Evaluation and Review of Reserves, page 75

3. Please expand the discussion of the methods used by the Company in estimating the quantities of proved reserves to include an explanation of the criteria used to assign proved undeveloped locations similar to the discussion provided in
Exhibit 99.1.

4.    Please expand the discussion of CGA   s conclusions regarding the
reserves estimates
      as of December 31, 2024 to additionally clarify that the reserves audit (referenced in
      Exhibit 99.1) did not extend to your share of reserves attributable to the equity interest in AllDale III. As part of the expanded discussion, specify the proportion of your total reserves (including the consolidated and equity interests), that are covered by the audit. The reserves report may alternatively be revised as it should ordinarily provide this information to comply with Item 1202(a)(8)(iii) of Regulation S-K.

Acreage Concentrations, page 77

5. Please expand the disclosure of your gross, net mineral and net royalty acreage to clarify the difference between the net mineral and net royalty acres and to corelate your explanation to the figures mentioned in the discussion on pages 74 and 75, regarding the 50,755 developed and undeveloped net mineral acres, and the 69,363 net royalty acres standardized to a 1/8th royalty.
 September 5, 2025
Page 3


6. Please expand your disclosure to clarify the reasons that no material amounts of your undeveloped acreage are expiring in the near term if this is the case, or to specify the minimum remaining terms of leases and concessions to comply with Item 1208(b) of
       Regulation S-K.

Oil & Gas Production, Prices and Production Costs, page 77

7. Please expand your disclosure to include the production volumes by final product sold for each field or common operational area that contains 15% or more of your total proved reserves expressed on an oil-equivalent-barrels basis for each of the last three fiscal years.

       You may refer to the disclosure requirements in Item 1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation S-X if you require further clarification or guidance.

Productive Wells, page 77

8. We note your separate disclosure of the number of gross productive horizontal gas wells (1,079) and the number of gross productive horizontal oil wells (10,651) in the second-to-last paragraph on page 77, although you indicate the sum of these would be17,502 total gross productive horizontal wells. Please revise your disclosure to either resolve or to clarify the the reasons for the apparent inconsistency.

9. Please expand your disclosure of 5,772 total gross vertical wells to separately disclose the number of natural gas wells and the number of oil wells to comply with Item
       1208(a) of Regulation S-K.

10. We note disclosure clarifying that you do not own any material working interests in any wells and accordingly, that you do not own any net wells. As a result, it appears that you have not disclosed the number of net productive wells or net wells drilled.

       For the purposes of disclosing    net    productive wells and    net
wells drilled during
       each of the last three fiscal years pursuant to Items 1208(a) and 1205 of Regulation S-
       K, the net revenue interest may be utilized as a substitute for these disclosures,
       consistent with your disclosure of the    net    developed and
undeveloped mineral
       acreage pursuant to Item 1208 of Regulation S-K.

Supplemental Oil & Gas Reserve Information (Unaudited)
Oil & Gas Reserves, page 148

11. We note that you report proved developed and proved undeveloped reserves on a total combined basis (including the consolidated interests and the equity method investee interests) as of the end of each of the last three fiscal years on page 149.
 September 5, 2025
Page 4


       However, as FASB ASC 932-235-50-8c pertains to the disclosures prescribed by
       FASB ASC 932-235-50-4, you should additionally disclose this information separately for your consolidated interests and equity method investee interests. For
       additional guidance regarding the disclosure of reserve quantity information, please refer to the illustration and accompanying notes in FASB ASC
932-235-55-2.

       Also expand your disclosure to include the net quantities of proved developed and proved undeveloped reserves at the beginning of the initial year shown in the reserves reconciliation, i.e. as of January 1, 2022 (for the year ended December 31, 2022) to comply with FASB ASC 932-235-50-4.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Hodgin at 202-551-3699 or Karl Hiller at 202-551-3686 with any questions regarding the comments.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation